SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                          Bovespa (São Paulo)  AMBV4 – Preferred
                                                                  AMBV3 – Common
                                              NYSE (New York)    ABV – Preferred
                                                                   ABVc – Common

              AMBEV ANNOUNCES FUTURE CHANGES IN ITS MANAGEMENT TEAM

São Paulo,  July 1, 2003 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV,
ABVc and BOVESPA:  AMBV4,  AMBV3], the world’s fifth largest brewer and Brazil’s leading  beverage  company,  is pleased  to  announce  that its Chief  Executive
Officer,  Magim Rodriguez,  was invited to join the Board of Directors next year
(2004) as Vice-Chairman.  In his new position Mr. Rodriguez will remain actively involved in key strategic and operational decisions,  joining Victorio De Marchi and Marcel Telles at the Executive Committee. Mr. Rodriguez has been AmBev’s CEO since the creation of the Company,  in 2000.  Before that,  and since 1998,  Mr.
Rodriguez had been Chief Operating Officer of Brahma,  Company which he had been associated since 1989, serving first as Marketing Executive Officer.

From 2004 onwards, Carlos Alves de Brito, currently Director of Operations,  and
Juan  Manuel   Vergara   Galvis,   currently   Soft  Drinks  and   Non-Alcoholic
Non-Carbonated  (NANC) Beverages Director,  will be in charge of Mr. Rodriguez’s day to day  management  activities,  as the  new  Chief  Operating  Officer  for
Brazilian’s operations and Chief Operating Officer for International operations, respectively. The CSD and NANC Division will be managed by João M. Castro Neves, currently our IT Executive Officer.

Speaking on behalf of the AmBev Board of Directors, Mr. Marcel Telles commented:
"Magim  is a truly  remarkable  individual  and an  exceptional  leader  who has energetically  guided the Company’s  development  during the last 14 years.  I’m sure that, at the board level,  Magim will continue to contribute to enhance our solid market position in order to build future value for our  shareholders.  I’m also confident that Brito, who joined Brahma in 1989 and held various management positions  during his tenure,  including Plant Manager,  Soft Drink Director and
Sales Director; Juan, who joined Brahma in 1997 as Marketing Director; and João, who joined Brahma in 1995 in the M&A Department, will implement huge efforts and best practices to deliver the solid results and long-term  growth desired by our shareholders.  Finally, as part of our success, attracting and grooming the very best  people  has been  showing  its  dividends:  we have an  excellent  team of talented and dedicated  people,  a very  experienced  management team and strong business fundamentals."

 For additional information, please contact the Investor Relations Department:

                    Tobias Stingelin        Fernando Vichi
                    (5511) 2122-1415       (5511) 2122-1414
                   acts@ambev.com.br      acfgv@ambev.com.br

                                WWW.AMBEV-IR.COM

Our  investor  web  site  has   additional   company   financial  and  operating
information,  as well as  transcripts  of conference  calls.  Investors may also register to  automatically  receive  press  releases by email and be notified of company presentations and events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.